ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 11, 2010	Julie H. Jones T +1 617 951 7294 F +1 617 235 0433 julie.jones@ropesgray.com
VIA EDGAR

Re:	LPL Investment Holdings Inc. Registration Statement on Form S-1 Filed June 4, 2010, as amended File No. 333-167325
Sonia Gupta Barros, Special Counsel
Kristina Aberg, Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
     On behalf of LPL Investment Holdings Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) the following responses to the comment letter dated November 10, 2010 from the Staff regarding the registration statement. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.
Principal and Selling Stockholders, page 123
1. We note that many of the selling stockholders are your officers, directors or affiliates. Please revise your disclosure in the section to clarify which of your selling stockholders are your officers, directors or affiliates. See Item 507 of Regulation S-K which requires you to “indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates.”
Response to Comment 1:
     In response to the Staff’s comment, the Company will revise the disclosure in its principal and selling stockholders table to identify its officers and directors separately from its other stockholders. In addition, as discussed below in response to Comment 2, the Company will

Sonia Gupta Barros, Special Counsel
Kristina Aberg, Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission
November 11, 2010

disclose that many of the selling stockholders have affiliations with broker-dealers, including LPL Financial.
2. Please disclose whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling stockholders are broker-dealers or affiliates of a broker-dealer, disclose if any of the selling stockholders received these shares as underwriting compensation. For affiliates of a broker-dealer, please tell us if the seller purchased in the ordinary course of business; and at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Revise your disclosure accordingly. We may have additional comments.
Response to Comment 2:
     In response to the Staff’s comment, the Company will add specific disclosure in the selling stockholder section of the prospectus regarding the broker-dealer affiliation of GS Mezzanine Partners, an affiliate of Goldman, Sachs & Co, and clearly indicate the role of Goldman, Sachs & Co. in the offering. In addition, the Company will disclose that many of the selling stockholders have affiliations with broker-dealers, including LPL Financial, but did not receive the shares as underwriting compensation or acquire the shares with any agreements or understandings, directly or indirectly, with any person to distribute the shares.
     For the reasons described below, the Company does not view the broker-dealer associations of any selling stockholders, other than GS Mezzanine Partners, as material or indicative of any underwriting relationship and believes that none of the selling stockholders received securities as underwriting compensation and that, at the time the securities were acquired, no stockholder had any agreements or understandings, directly or indirectly, with any person to distribute the securities.
     Substantially all of the selling stockholders with broker-dealer affiliations received their shares as incentive equity grants as the Company’s employees or financial advisors. The incentive equity grants issued to the Company’s employees and financial advisors were issued subject to multi-year vesting terms and were subject to transfer restrictions through the terms of the security as well as the terms of the Company’s Stockholder Agreement. Similarly, the two financial institution warrant holders with broker-dealer affiliations hold warrants issued with multi-year vesting terms and were issued subject to the transfer restrictions in the Company’s Stockholder Agreement.
     There are only three other selling stockholders with broker-dealer affiliations. Of these, two selling stockholders acquired shares in 2007 as transaction consideration in connection with a business disposition to the Company. The other selling stockholder, the GS Mezzanine Partners investment funds, acquired its shares in 2005 in connection with the transaction in which investment funds affiliated with the Company’s majority holders acquired a majority of

Sonia Gupta Barros, Special Counsel
Kristina Aberg, Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission
November 11, 2010

the Company’s capital stock. The shares issued to each of these selling stockholders were issued subject to the multi-year transfer restrictions in the Company’s Stockholders Agreement.
Certain Relationships and Related Party Transactions, page 120
3. We note your disclosure regarding the loans you forgave to employees becoming executive officers of the company. Please provide all the disclosure required by Item 404 of Regulation S-K with respect to these loans.
Response to Comment 3:
     In response to the Staff’s comment, the Company will revise its disclosure with respect to the forgiven loans as follows:
During the period since the beginning of our last fiscal year, we forgave loans in an aggregate amount of $1.3 million, including principal and interest, to four of our employees upon such employees becoming executive officers of the company, which has been recorded as compensation and benefits expense within the consolidated statements of income. These included outstanding loans (in each case inclusive of accrued interest) of approximately $453,000 to Dan H. Arnold, Managing Director and Divisional President, Financial Institution Services; approximately $301,000 to Christopher F. Feeney, Managing Director, Chief Information Officer; approximately $255,000 to Mark R. Helliker, Managing Director, Broker-Dealer Support Services; and approximately $252,000 to John J. McDermott, Managing Director, Chief Enterprise Risk Officer.
Underwriting, page 137
4. Please expand your conflicts of interest disclosure to discuss any potential conflicts and risks resulting from Goldman Sachs & Co. and its affiliates’ participation as selling stockholders in the offering.
     Response to Comment 4:
     In response to the Staff’s comment, the Company will include the following disclosure in the summary section of the prospectus and under the heading “Conflicts of Interest” in the underwriting section of the prospectus:
     Certain of the underwriters or their affiliates hold equity interests in the company or are lenders or have committed to lend under our senior secured credit facilities,

Sonia Gupta Barros, Special Counsel
Kristina Aberg, Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission
November 11, 2010

including Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC.
     If the underwriters exercise their option to purchase additional shares, we intend to repay outstanding amounts under our senior secured credit facilities using the net proceeds of this offering received by us and will pay such amounts to the underwriters or their respective affiliates in proportion to their respective current commitments under the senior secured credit facilities.
     Because certain affiliates of Goldman, Sachs & Co. are selling stockholders and will receive, in the aggregate, more than 5% of the net proceeds of the offering, the offering is made in compliance with Rule 2720 of the Conduct Rules of the NASD, as administered by FINRA. Rule 2720 requires a “qualified independent underwriter” to participate in the preparation of the registration statement and the prospectus, and exercise the usual standards of due diligence with respect to such documents. Morgan Stanley & Co. Incorporated has assumed the responsibilities of qualified independent underwriter in this offering. To comply with Rule 2720, Goldman, Sachs & Co. will not confirm sales to any account owner which it exercises discretionary authority without the specific written approval of the accountholder.
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     We would appreciate the opportunity to discuss at your convenience any questions or further comments you may have on the above responses. Please do not hesitate to call me at 617-951-7294.

Very truly yours,
/s/ Julie H. Jones
Julie H. Jones

cc:	LPL Investment Holdings Inc. Stephanie L. Brown